SC01T A. TSCHIRGI, CHARTERED
209 WESf MAIN STREET
BOISE, IDAHO 83702
PHONE: 20&287-8200 | FAX: 20&287-8202

SCOTT A TSCHIRGI
JAYNE T. DAVJS•
•AuaoL.IC'DCIED..OWDxltt

ScOTT A TSCHIRGI
DIRECT DIAL: 20&287-5554
EMAIL: SAT@SATCHARTERED.COM

August 7, 2012

Michael Clampitt
Jessica Livingston
SEC Filing Desk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re: Idaho Mutual Trust Community Finance Co-op, LLC
Regulation A Offering Statement on Form 1-A
Filed October 31, 2011
File No. 024-10311

To whom it may concern:

Per Ms. Livingston's request, enclosed is a letter from Idaho Mutual Trust Community Finance Co-op, LLC, which confirms that the named changes will be made to the Offering prior to its effectiveness.

If you have any que

Very truly yours,

stions or need anything further, please feel free to contact me.

Scott A. Tschirgi

gds
enclosure
cc: client